

December 23, 2013

W. Kent Taylor
Chief Executive Officer
Texas Roadhouse, Inc.
6040 Dutchman Lane, Suite 200
Louisville, Kentucky 40205

> **Re: Texas Roadhouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2012**
> **Filed on February 22, 2013**
> **File No. 000-50972**

Dear Mr. Taylor:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2012

Exhibit Index

1.   We note on page 48 that on August 12, 2011, you entered into a $200.0 million five-year revolving credit facility with a syndicate of commercial lenders led by JP Morgan Chase Bank, N.A., PNC Bank, N.A., and Wells Fargo, N.A. It appears you have not filed this as an exhibit to your Form 10-K. Please file this as an agreement to your next Exchange Act report. Also, please include this exhibit in your exhibit index in future Form 10-K's, if it is still applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dana Brown at 202-551-3589 or Susie Block at 202-551-3210 for any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief